Amanda K. Maki

Lead Counsel, SEC & Reporting

Tel: +1 713 309-4953

Fax: +1 713 309-4631

amanda.maki@lyondellbasell.com

Via EDGAR

June 12, 2012

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LyondellBasell Industries N.V.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-181501

Ladies and Gentlemen:

Set forth below are the responses of LyondellBasell Industries N.V., an entity organized under the laws of The Netherlands (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2012, with respect to the registration statement on Form S-4 initially filed by the Company with the Commission on May 17, 2012, File No. 333-181501 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to our Registration Statement as an exhibit-only filing to refile Exhibits 5.1 and 5.2 previously filed with the Registration Statement. For your convenience, we have hand delivered three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All terms used but not otherwise defined herein have the definitions ascribed thereto in Amendment No. 1. In addition, where appropriate, we will incorporate the Staff’s comments in future filings we make with the Commission.

Mr. Jay Ingram

Securities & Exchange Commission

June 12, 2012

Prospectus Summary, page 3

The Company, page 3

Recent Developments, page 4

1.	In the second paragraph, you discuss the automatic release of the guarantees of “the notes and the 6% Notes.” Please clarify whether “the notes” refers to the 5% Senior Notes due 2019 and the 5.75% Senior Notes due 2024, which are the notes covered by the registration statement.

We confirm that the term “the notes” in the second paragraph under “Recent Developments” on page 4 of the Registration Statement refers to the 5% Senior Notes due 2019 and the 5.75% Senior Notes due 2024, which are the notes covered by the Registration Statement. We will clarify in our final prospectus to be filed with respect to the Registration Statement that “the notes” refers to the 5% Senior Notes due 2019 and the 5.75% Senior Notes due 2024.

Exhibit 5.1

2.	On the second page of the opinion, we note counsel’s statement that “no such assumption is made as to the Company regarding matters of the law of (i) the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation . . . .” (Emphasis added.) Please provide the basis for the carve-out under New York law or revise to remove the qualification.

The qualification has been removed from the revised Exhibit 5.1 to Amendment No. 1. We also are re-filing Exhibit 5.2, counsel’s opinion with respect to matters of Dutch law, with Amendment No. 1. No changes have been made to such opinion other than its date and the dates of certain documents referred to therein; refiling the Exhibit 5.2 opinion is necessary because the revised Exhibit 5.1 opinion relies on it.

The Company further acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. Please call me at (713) 309-4953 if you have any questions or require any additional information.

Very truly yours,

/s/ Amanda K. Maki
Amanda K. Maki Lead Counsel – SEC & Reporting

cc: Jessica Dickerson, Staff Attorney, Commission